Document is copied.
                                                Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-47984

                           PROSPECTUS SUPPLEMENT NO. 23
                     (TO PROSPECTUS DATED NOVEMBER 1, 2000)

                                CORECOMM LIMITED
                            -------------------------
                   6% CONVERTIBLE SUBORDINATED NOTES DUE 2006,
            SERIES B SENIOR CONVERTIBLE EXCHANGEABLE PREFERRED STOCK
                           AND SHARES OF COMMON STOCK
                            -------------------------


     This Prospectus Supplement No. 23 supplements and amends the Prospectus dated November 1, 2000, and amended on November 14, 2000, December 7, 2000,
December 21,  2000,  December  28,  2000,  January 25,  2001,  January 26, 2001,
February 1, 2001, March 2, 2001, March 13, 2001, March 19, 2001, March 21, 2001,
March 28, 2001,  May 16, 2001,  June 4, 2001,  August 2, 2001,  August 28, 2001,
September 7, 2001; October 5, 2001 and November 14, 2001:

o        The 6% convertible subordinated notes due 2006 of CoreComm Limited;

o        CoreComm's Series B senior convertible exchangeable preferred stock;

o Shares of common stock issuable as dividends on the Series B preferred stock, upon conversion of the convertible notes and the Series B preferred stock and as interest on CoreComm's senior unsecured notes due 2003; and

o The right, attached to each share of common stock, to purchase CoreComm's Series C junior participating preferred stock.

     The purpose of this Prospectus Supplement is to provide supplemental information that was contained in a current report on Form 8-K dated
December 18, 2001.

     The Prospectus, together with all of the supplements filed to date (including this supplement), constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, with respect to offers and sales of the securities described above.

         WE URGE YOU TO READ CAREFULLY THE "RISK FACTORS" SECTION BEGINNING ON PAGE 11 OF THE ACCOMPANYING PROSPECTUS, WHERE WE DESCRIBE SPECIFIC RISKS ASSOCIATED WITH THESE SECURITIES, BEFORE YOU MAKE YOUR INVESTMENT DECISION.

                            -------------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


        The date of this Prospectus Supplement No. 23 is December 18, 2001.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                     ---------------------------------------

                                    FORM 8-K

                                 CURRENT REPORT
                     PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


       DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED) DECEMBER 18, 2001
                                                       -------------------


                             CORECOMM LIMITED
               -------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)


   Delaware                      000-31359                     23-3032245
-------------------------------------------------------------------------------
(State or Other                (Commission                 (IRS Employer
 Jurisdiction of                 File Number)               Identification No.)
   Incorporation)



110 East 59th Street, New York, New York                                10022
-------------------------------------------------------------------------------
(Address of Principal Executive Offices)                             (Zip Code)


        Registrant's Telephone Number, including area code (212) 906-8485
                                                           ---------------


          -------------------------------------------------------------
          (Former Name or Former Address, if Changed Since Last Report)

Item 5.    Other Events.
-------    -------------

On December 18, 2001, CoreComm Limited issued a press release announcing a recapitalization in which it had signed binding agreements for transactions that would allow the company to exchange a total of approximately $600 million of its debt and preferred stock.


Item 7.    Financial Statements and Exhibits.
-------    ----------------------------------
           Exhibits

99.1       Press release, issued December 18, 2001.

                                   SIGNATURES
                                   ----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        CORECOMM LIMITED
                                        (Registrant)

                                        By: /s/  Richard J. Lubasch
                                        ----------------------------------
                                        Name:    Richard J. Lubasch
                                        Title:   Senior Vice President-
                                                 General Counsel


Dated: December 18, 2001

                                  EXHIBIT INDEX
                                  -------------


Exhibit                                                                   Page
-------                                                                   -----

99.1     Press release, issued December 18, 2001

                                                                    Exhibit 99.1
[CORECOMM LOGO]

FOR IMMEDIATE RELEASE

                   CORECOMM LIMITED ANNOUNCES RECAPITALIZATION

                  A Total of Approximately $600 million in Debt
                       and Preferred Stock to be Exchanged

         New York, New York (December 18, 2001) - CoreComm Limited (Nasdaq:
COMM), announced today that it has signed binding agreements for transactions that would allow the company to exchange a total of approximately $600 million of its debt and preferred stock. As previously announced, CoreComm has been engaged in a program to recapitalize a significant portion of its debt, and consummation of these transactions will represent the completion of this process.

         Under the recapitalization, the following securities will be exchanged: at least 97% ($160 million) of the Company's $164.75 million of 6% Convertible Subordinated Notes; 100% of the Company's $105.6 million of Senior Notes; 64% ($28 million) of the Company's $43.7 million in Senior Convertible Notes; and 100% of the Company's approximately $300 million in Preferred Stock.

         Pro forma for the recapitalization, the only remaining debt obligations of the recapitalized company will be its $156.1 million credit facility, $15.8 million in Senior Convertible Notes, and approximately $11.9 million in capital leases. There will be no preferred stock outstanding immediately following the recapitalization.

         Thomas Gravina, COO of CoreComm, said: "These transactions represent the culmination of more than a year of rapid developments for CoreComm. We have successfully responded to the significant downturn in the financial markets that began last year. Today's transactions give the Company a capital structure that is appropriate for the current state of our business, the industry and the current financial environment. We believe that the plan we are announcing today represents the best approach to recapitalize the Company's debt and preferred stock in a timely, efficient manner. We are very pleased that CoreComm has been able to respond so successfully to its challenges, and believe that the Company is now positioned to be one of the strong competitive providers in the industry going forward.

         "We believe that the Company is further along in the execution and implementation of its revised business plan than many of our competitors. The Company has and will continue to execute successfully on its plans to increase profitability, improve efficiency, reduce expenses, and continue revenue growth. As shown in our recent financial results, we have reduced our operating losses substantially, and we believe that we are in a position to generate positive EBITDA in early 2002 and become free cash flow positive in late 2002. The demand for telecommunications products and services continues to be strong, and we expect continued acceptance in the market for CoreComm's voice and data services.

         "This recapitalization transaction builds on the significant success we have had operationally. The Company's significant amount of debt and preferred stock was an impediment to our ability to execute our plan effectively, and this recapitalization represents a necessary step in creating a company with an efficient capital structure that can effectively compete in our growing industry."

         The total consideration to be paid or exchanged under the recapitalization is approximately $5 million in cash and the issuance of approximately 87% of the equity in the recapitalized company. The entity issuing such equity will be the current first-tier wholly owned subsidiary of CoreComm Limited - CoreComm Holdco, Inc. ("Holdco"), which will be the recapitalized public company going forward. In accordance with the previously announced agreements, holders of the $164.75 million 6% Convertible Subordinated Notes will receive, in the aggregate, approximately $5 million in cash and 5% of the common stock in Holdco. The other senior debt and preferred stock holders will receive no cash, and approximately 82% of the common stock in Holdco. The current holders of shares of common stock and warrants of CoreComm Limited will have a pro forma ownership of approximately 13% of Holdco. Common stock in Holdco will be offered to CoreComm Limited shareholders through a registered public exchange offer (which will also be made to solicit any remaining holders of the 6% Convertible Subordinated Notes, who will be offered a pro rata share in the aggregate cash and equity consideration described above). Holdco has also adopted a new option plan for its employees.

         In conjunction with the recapitalization, CoreComm also eliminated approximately $15.5 million in other cash obligations for 2002. The Company will continue to negotiate agreements with its vendors and trade payables to further delever its balance sheet.

         The closing of the recapitalization transactions has commenced with the closing of the previously announced 6% Convertible Subordinated Notes exchange. The majority of the remaining recapitalization transactions are expected to be completed by the end of the year. The planned registered public exchange offer is expected to occur in early 2002. Investors are encouraged to read the information regarding the public exchange offer at the end of this release

         Holdco has agreed to file a shelf registration statement under the Securities Act of 1933, as amended, to permit the sale of the Holdco common stock being issued in most of the recapitalization transactions.

         In connection with the recapitalization, CoreComm and Holdco have been granted an exception by Nasdaq absent which, CoreComm and Holdco would have had to obtain stockholder approval prior to the completion of the recapitalization transactions. Accordingly, following the consummation of the registered public exchange offer, Holdco will become the Nasdaq listed entity, and will be subject to the continued inclusion requirements of the Nasdaq National Market. A notice describing this exception to the stockholder approval requirement is being mailed to CoreComm's common stockholders today.

         The company completed an amendment to its outstanding secured credit facility which permits the recapitalization transactions to occur under that agreement. The company is currently in discussions with its senior lenders seeking an increase in availability under the facility. There is no assurance that such financing will be obtained.

         The Company expects the recapitalization transaction to have no impact on its customers.

                                   *******

         The foregoing reference to the registered public exchange offer shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of shares of common stock of Holdco in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Investors and security holders are urged to read the following documents (including amendments that may be made to them) once they are completed, regarding the exchange offers for the shares of CoreComm common stock and the 6% Convertible Subordinated Notes because they will contain important information:

         - Holdco's preliminary prospectus, prospectus supplements and final prospectus; and - Holdco's Registration Statement on Form S-4, containing such documents and other information.

         These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission. When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents (when available) from Holdco by directing your request to the numbers listed below.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995 In addition to the historical information presented, this release also includes certain forward-looking statements concerning financing, the recapitalization transactions and trends in operating results. Such statements represent the CoreComm's reasonable judgment on the future and are based on assumptions and factors that could cause actual results to differ materially. Examples of relevant assumptions and factors include, but are not limited to, general economic and business conditions, industry trends, technological developments, CoreComm's ability to continue to design and deploy efficient network routes, obtain and maintain any required regulatory licenses or approvals and finance network development, all in a timely manner, at reasonable costs and on satisfactory terms and conditions, as well as assumptions about customer acceptance, churn rates, overall market penetration and competition from providers of alternative services, the impact of restructuring and integration actions, the impact of new business opportunities requiring significant up-front investment, interest rate fluctuations, and availability, terms and deployment of capital. CoreComm assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting such statements.


For further  information  contact:

Michael A.  Peterson,  Vice  President -  Corporate  Development  or
Richard J. Lubasch, Senior Vice President - General Counsel at (212) 906-8485